Free Writing Prospectus pursuant to Rule 433 dated January 12, 2023

Registration Statement No. 333-253421

Autocallable S&P 500® Index-Linked Notes due
OVERVIEW

The notes do not bear interest.  The notes will mature on the stated maturity date unless they are automatically called on the call observation date. Your notes will be automatically called on the call observation date if the closing level of the S&P 500® Index on such date is greater than or equal to the initial underlier level, resulting in a payment on the call payment date for each $1,000 face amount of your notes equal to $1,173.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the underlier as measured from the trade date to and including the determination date.

If the final underlier level on the determination date is greater than the initial underlier level, the return on your notes will be positive and will equal the underlier return. If the final underlier level is equal to or less than the initial underlier level, you will receive the face amount of your notes.

You should read the accompanying preliminary pricing supplement dated January 6, 2023, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057PFF4 / US40057PFF45
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Index (current Bloomberg symbol: “SPX Index”)
Trade date:	expected to be January 20, 2023
Settlement date:	expected to be January 25, 2023
Determination date:	expected to be January 20, 2028
Stated maturity date:	expected to be January 25, 2028
Payment amount at maturity (for each $1,000 face amount of your notes):

●if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return; or

●if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), $1,000.

Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the call payment date, for each $1,000 of the outstanding face amount, equal to $1,173

Redemption event:	a redemption event will occur if, as measured on the call observation date, the closing level of the underlier is greater than or equal to the initial underlier level
Initial underlier level:	to be determined on the trade date and may be higher or lower than the actual closing level of the underlier on that date
Final underlier level:	the closing level of the underlier on the determination date
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Call observation date:	expected to be January 21, 2025
Call payment date:	expected to be January 24, 2025
Estimated value range:	$885 to $915 (which is less than the original issue price; see accompanying preliminary pricing supplement)
Hypothetical Payment on the Call Payment Date

If your notes are automatically called on the call observation date (i.e., on the call observation date the closing level of the underlier is greater than or equal to the initial underlier level), the amount in cash that we would deliver for each $1,000 face amount of your notes on the call payment date would be $1,173. If, for example, the closing level of the underlier on the call observation date were determined to be 130% of the initial underlier level, your notes would be automatically called and the amount in cash that we would deliver on your notes on the call payment date would be 117.3% of the face amount of your notes or $1,173 for each $1,000 of the face amount of your notes.

Hypothetical Payment Amount At Maturity

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	200.000%
175.000%	175.000%
150.000%	150.000%
125.000%	125.000%
100.000%	100.000%
75.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 30, general terms supplement no. 2,913 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 30, general terms supplement no. 2,913 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 30, general terms supplement no. 2,913 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

●	Preliminary pricing supplement dated January 6, 2023
●	General terms supplement no. 2,913 dated June 17, 2021
●	Underlier supplement no. 30 dated December 22, 2022
●	Prospectus supplement dated March 22, 2021
●	Prospectus dated March 22, 2021

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 2,913, accompanying underlier supplement no. 30, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913, “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 30, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	You May Receive Only the Face Amount of Your Notes at Maturity
▪

The Amount You Will Receive on the Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Call Observation Date or the Determination Date, as the Case May Be

▪	The Amount You Will Receive on the Call Payment Date Will Be Capped
▪	Your Notes Are Subject to Automatic Redemption
▪	Your Notes Do Not Bear Interest
▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

Risks Related to Tax

▪	Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 2,913:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Past Performance is No Guide to Future Performance
▪	Your Notes May Not Have an Active Trading Market
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

▪	Other Investors in the Notes May Not Have the Same Interests as You
▪

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 30:

Risks Relating to Securities Linked to Underliers

▪

The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Securities are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value

▪

Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between the Underlier Stock Issuers or Any Underlier Sponsor and Us

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.